NEWS RELEASE
Contact: Chuck Provini
585.598.4510
Info@NatcoreSolar.com

Natcore Technology closes private placement

Rochester, NY — (July 21, 2018) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed its non-brokered private placement as announced on July 18, 2018. Gross proceeds of CDN$195,000 were raised through the sale of 1,500,000 units at a subscription price of $0.13 per unit.

Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one further common share at a price of $0.16 for a period of three years from the closing of the private placement.

Finder’s fees of $13,650 were paid in cash in association with the placement, and 105,000 finder’s warrants, bearing the same terms as the placement warrants, were issued.

Proceeds of the placement will be used for Natcore’s general corporate and working capital purposes.

All of the shares and warrants issued in the private placement are subject to a hold period in Canada of four months and a day from the date of closing in each instance.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.